Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-277232

Issuer Free Writing Prospectus, dated September 8, 2026

$500,000,000 5.000% Senior Notes Due 2029

$1,000,000,000 5.600% Senior Notes Due 2033

$750,000,000 5.800% Senior Notes Due 2036

$500,000,000 6.400% Senior Notes Due 2056

PRICING TERM SHEET

Dated: September 8, 2026

Issuer:	The Williams Companies, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB+ / BBB

Pricing Date:	September 8, 2026

Settlement Date:	September 10, 2026 (T + 2)

Use of Proceeds:	We intend to use the net proceeds of this offering to repay outstanding commercial paper and for other general corporate purposes, including funding capital expenditures. As of September 4, 2026, we had approximately $910 million of commercial paper outstanding with a weighted average annual interest rate of 3.8802% and a weighted average maturity of 6.14 days.

	Notes due 2029	Notes due 2033	Notes due 2036	Notes due 2056

Security Type:	5.000% Senior Notes Due 2029	5.600% Senior Notes Due 2033	5.800% Senior Notes Due 2036	6.400% Senior Notes Due 2056

Maturity Date:	October 15, 2029	September 15, 2033	September 15, 2036	September 15, 2056

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2027	March 15 and September 15, commencing March 15, 2027	March 15 and September 15, commencing March 15, 2027	March 15 and September 15, commencing March 15, 2027

Principal Amount:	$500,000,000	$1,000,000,000	$750,000,000	$500,000,000

Benchmark Treasury:	4.250% due August 15, 2029	4.500% due August 31, 2033	4.625% due August 15, 2036	5.000% due May 15, 2056

Benchmark Treasury Price:	99-12 5⁄8	98-30	98-19	96-01

Benchmark Treasury Yield:	4.472%	4.680%	4.804%	5.265%

Spread to Benchmark Treasury:	55 bps	92 bps	102 bps	115 bps

Re-Offer Yield:	5.022%	5.600%	5.824%	6.415%

Coupon:	5.000%	5.600%	5.800%	6.400%

Public Offering Price:	99.931% of the principal amount	99.999% of the principal amount	99.819% of the principal amount	99.800% of the principal amount

Make-Whole Call:	T+10 bps (prior to September 15, 2029)	T+15 bps (prior to July 15, 2033)	T+20 bps (prior to June 15, 2036)	T+20 bps (prior to March 15, 2056)

Par Call:	On or after September 15, 2029	On or after July 15, 2033	On or after June 15, 2036	On or after March 15, 2056

CUSIP / ISIN:	969457 DA5 US969457DA58	969457 CX6 US969457CX60	969457 CY4 US969457CY44	969457 CZ1 US969457CZ19

Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Passive Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC RBC Capital Markets, LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

BOK Financial Securities, Inc.

CIBC World Markets Corp.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Tuohy Brothers Investment Research, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about September 10, 2026, which is the second business day following the pricing date of the notes (such settlement cycle being referred to as T+2). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc., toll free, at 1-800-831-9146; Mizuho Securities USA LLC, toll free, at 1-866-271-7403; Morgan Stanley & Co. LLC, toll free, at 1-866-718-1649; and SMBC Nikko Securities America, Inc., toll free, at 1-888-868-6856.

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